FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DNB Markets, Inc.
Year Ended December 31, 2017
With Report of
Independent Registered Public Accounting Firm
(SEC I.D. No 8-66024)

DNB Markets, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2017

Contents

Facing Page & Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Schedules

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DNB Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 31st floor
(No. and Street)

New York (City) NY (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Felkowski (212) 681-3935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Theodore Jadick, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DNB Markets, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TERESA S ROSU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6130718
Qualified in New York County
My Commission Expires July 18, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

<h1 style="text-align:center">Report of Independent Registered Public Accounting Firm</h1>

To the Board of Directors of DNB Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DNB Markets, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

February 27, 2018

A member firm of Ernst & Young Global Limited

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$ 132,339,497
Cash segregated in compliance with federal regulations and other regulations	106,459
Deposit with clearing broker	1,000,000
Investment banking and advisory fees and other receivables	4,533,663
Fail to deliver	97,283
Current and deferred tax asset, net	4,492,785
Fixed assets, (net of accumulated depreciation and amortization of $921,635)	842,207
Prepaid expenses and other assets	273,728
Total assets	$ 143,685,622

Liabilities and stockholder's equity

Accrued expenses and interest payable	$ 7,579,762
Taxes payable	2,193,000
	$ 9,772,762
Subordinated borrowings from Parent	25,000,000
Stockholder's equity:	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	365,366
Retained earnings	108,546,494
Total stockholder's equity	108,912,860
Total liabilities and stockholder's equity	$ 143,685,622

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Operations

Year Ended December 31, 2017

Revenues

Investment banking and advisory fee income, net	$ 48,768,952
Commission income, net	2,347,937
Institutional income	904,314
Interest	383,822
Miscellaneous Income	4,024
Total revenues	52,409,049

Expenses

Employee compensation and benefits	15,460,547
Allocated charges from Affiliates	4,951,681
Interest	1,858,607
Travel and entertainment	1,542,994
Office expense	1,243,751
Rent and occupancy	558,091
Professional fees	444,296
Depreciation and amortization	280,464
Other	476,648
Total expenses	26,817,079
Income before income taxes	25,591,970
Provision for income taxes	11,735,573
Net income	$ 13,856,397

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2017	$	1,000	$	365,366	$	94,690,097	$ 95,056,463
Net income		—		—		13,856,397	13,856,397
Balance at December 31, 2017	$	**1,000**	$	**365,366**	$	**108,546,494**	$ **108,912,860**

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2017

Balance at January 1, 2017	$	40,000,000
Repayments of subordinated borrowings from Parent		(15,000,000)
Balance at December 31, 2017	$	25,000,000

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 13,856,397
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation	280,464
Deferred taxes	825,667
(Increase) decrease in operating assets:	
Cash segregated in compliance with federal regulations and other regulations	(49,344)
Investment banking and advisory fees and other receivables	2,980,537
Current and deferred tax asset, net	970,564
Receivables from customer	220,874
Prepaid expenses and other assets	(63,417)
Fail to deliver	218,689
Increase (decrease) in operating liabilities:	
Tax Payable	2,009,342
Accrued expenses and interest payable	(332,126)
Fail to receive	(220,874)
Net cash used in operating activities	$ 20,696,773
Cash flows from investing activities	
Purchase of fixed assets	$ (33,934)
Net cash used in investing activities	$ (33,934)
Cash flows from financing activities	
Payments of subordinated borrowings	$ (15,000,000)
Net cash provided by financing activities	$ (15,000,000)
Net increase in cash and cash equivalents	$ 5,662,839
Cash and cash equivalents:	
Beginning of year	$126,676,658
End of year	$132,339,497
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 1,858,607
Cash paid for taxes	$ 7,930,000

The accompanying Notes to Financial Statements are an integral part of these financial statements

DNB Markets, Inc.

Notes to Financial Statements

December 31, 2017

1. Nature of Operations and Organization

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") headquartered in Oslo, Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a corporation. The Parent is the sole shareholder of the Company.

The Company is based in the United States and conducts business from its main office in New York City, its branch office in Houston, Texas, and its Office of Supervisory Jurisdiction in London, England. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company maintains a sales desk in New York for the purchasing and selling of non-U.S. equity and fixed income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934 and U.S. Institutional Investors (collectively, "U.S. Clients"). The Parent acts as the clearing broker-dealer for these trades. In addition, the Company's sales desk is involved in selling primary equity and debt securities transactions to U.S. Clients when the Company or the Parent is involved as an underwriter. The Company's sales desk also solicits U.S. Clients to establish and maintain accounts on a fully disclosed basis with Goldman Sachs & Co ("GS&C"), a registered clearing broker, for the purpose of purchasing and selling U.S. equity and debt securities. The Company introduces U.S. Clients to GS&C on a fully disclosed basis, and therefore is not required to make a 15c3-3 reserve computation pursuant to paragraph (k)(2)(ii) of the Securities and Exchange Act of 1934. The Company also qualifies for an exemption to the 15c3-3 reserve calculation in accordance with paragraph k(2)(i) of the Securities and Exchange Act of 1934 by maintaining a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement.

The Company also engages in the following business activities through its Investment Banking Division ("IBD"): participating in underwritings of corporate debt and equity securities in the United States as an underwriting syndicate member; At-The-Market equity offerings; the arrangement and syndication of bank loans including project finance loans, including advisory services related thereto; merger and acquisition advisory services; providing fairness opinions; and arranging, on behalf of its corporate clients, the private placement of exempt corporate debt and private equity securities with U.S. Clients.

2. Significant Accounting Policies

The accompanying Financial Statements of the Company as of December 31, 2017 have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and in

accordance with Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2017, cash equivalents consisted of $97 million invested in a money market fund that invests in securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements collateralized by such securities.

Client Commission Agreement

The Company engages in broking activities with a U.S. client under a Client Commission Agreement whereby the Company, acting as an executing broker, receives order flow in foreign securities from the client. The Company retains a portion of the agreed commission for order execution and the remainder of the balance is paid to a plan sponsor in return for brokerage and research services. The amount paid to the plan sponsor is recorded separately in accrued expenses and interest payable on the Statement of Financial Condition and has been segregated in a special bank account for the exclusive benefit of customers.

Cash Segregated in Compliance with Federal Regulations and Other Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers related to the Company's Client Commission Agreement.

Investment Banking and Advisory Fee Income, Net

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity and debt securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined and collection is reasonably assured.

As an underwriting participant in equity and debt securities transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically ninety days following the closing of the transaction, as the amounts have been determined and collection reasonably assured.

With regards to loan arranging and syndication activity, fees are typically paid to the Company as an arranger. These arrangements are typically evidenced by fee agreements between the Company and the customer or between the Company and DNB Capital LLC, and fees are typically recognized upon closing.

Fee income also includes fees earned from providing financial advisory services and are recorded when services for the transactions are completed under the terms of each assignment or engagement and collection is reasonably assured.

Investment banking and advisory fees and other receivables primarily include receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a specific identification basis. During the year ended December 31, 2017, the Company did not record any bad debt expense. There was no allowance for doubtful accounts as of December 31, 2017.

Commission Income, Net

Commission income includes income earned on effecting trades in U.S. and non-U.S. equity and fixed-income securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company allows a U.S. institutional client to allocate a portion of its gross commissions to pay for research products and other services provided by a third party under Section 28(e) of the Securities Exchange Act of 1934 pursuant to a Client Commission Agreement. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapture arrangements are recorded on an accrual basis for each eligible trade and netted against Commission income on the Statement of Operations.

Institutional Income

Institutional income represents income earned on corporate access, marketing and research services. Such income is typically not governed by contractual agreements. Revenue earned for these services is recorded when services to be performed have been rendered, and the revenue is determinable and collection reasonably assured which is generally when cash is received.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

On December 22, 2017, the U.S. enacted Public Law 115-97, known informally as the Tax Cuts and Jobs Act (Tax Act). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts many other changes. Additionally, the SEC staff issued SAB 118 which will allow the Company to record provisional amounts during a measurement period

which is similar to the measurement period used when accounting for business combinations. The Company will continue to assess the impact of the recently enacted tax law on its business and its financial statements.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment, and computer hardware is calculated on a straight-line basis using estimated useful lives of three years or more. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value, as such financial instruments are short term in nature.

Fail to Deliver

At December 31, 2017, the Company recorded two fails to deliver of $97,283 with a corresponding payable to a customer of the same amount (recorded in Accrued expenses and interest payable) related to transactions that did not settle according to their contractual terms. The trade was booked in accordance with Rule 15a-6. The transaction was settled without an adverse impact to the Company.

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its clearing broker, GS&C, which acts as collateral against any losses that could be incurred by GS&C for which it is entitled to be indemnified by the Company. At December 31, 2017, the Company had $1 million deposited with GS&C. The deposit does not represent an ownership interest in GS&C.

4. Related Party Transactions

In February 2016, the Company consolidated the two equity subordinated loan agreements into one agreement in the amount of $10 million, with a maturity date of December 31, 2020. The Company entered into a new revolving subordinated loan agreement in the amount of $100 million, and then consolidated all revolving subordinated loan agreements into one agreement, totaling $285 million, with a maturity date of December 31, 2020.

The interest rate on the outstanding amounts under the revolving agreement is LIBOR plus 200 basis points per annum and LIBOR plus 500 basis points per annum on the equity agreement.

The Company pays a commitment fee of 15 bps per annum on the undrawn balances under the revolving agreement.

In October 2017, the Company repaid $15 million of the revolving agreement. As of December 31, 2017, the outstanding amounts under these agreements were $15 million with interest accruing at 3.33278% (based on 3 month LIBOR) on the revolving agreement, and $10 million with interest accruing at 6.34978% (based on 1 month LIBOR) on the equity agreement. The loans' carrying values approximate their fair value.

The loans are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for subordinated loans outstanding during the year ended December 31, 2017 was $1,858,607 and is included in Interest on the Statement of Operations.

The Company has entered into an agreement with DNB Bank ASA, New York Branch, whereby the New York Branch provides the Company with certain services which include but are not limited to, shared occupancy and administrative services including compliance, accounting, human resources, payroll, cash management, purchasing and/or leasing of equipment, use of its information technology systems and record storage. During the year ended December 31, 2017, the Company incurred expenses of $1,434,368 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company has entered into an agreement with the Parent, whereby certain services will be provided by the Parent and the Company will compensate the Parent for using such services. These services include but are not limited to, systems development and maintenance costs, use of the Parent's Order Management Systems, equity research, and market support and clearing. During the year ended December 31, 2017, the Company incurred expenses of $3,029,658 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company has entered into an agreement with DNB Bank ASA, London Branch, whereby one of its registered representatives working in the London Branch undertakes U.S. major institutional customer soliciting and equity sales trading activities for the Company. The agreement stipulates that income and expenses will be split by an agreed upon percentage according to year-end commission distributions by cross-border account customers. Under the agreement, the Company compensates the London Branch for its percentage of direct and indirect costs associated with the provision of administrative services, provision of office space, compensation, and other support and any corresponding liabilities related to the U.S.-oriented activities of the registered representatives working in the London Branch. During the year ended December 31, 2017, the Company incurred expenses of $487,655 under this agreement, which is

included in Allocated charges from Affiliates on the Statement of Operations. As of the year ended December 31, 2017, this individual is no longer employed by the Company.

The Company enters into agreements with affiliated entities as appropriate regarding the sharing of fees originating from equity and debt capital market offerings and advisory services, loan arrangement and syndication advisory services, mergers and acquisitions advisory related services, and project finance advisory related services. During the year ended December 31, 2017, the Company earned $22,779,191 in fees under these agreements, which is included in Investment banking and advisory fee income, net on the Statement of Operations.

5. Fixed Assets

At December 31, 2017, fixed assets are comprised of the following:

Computer hardware	$ 242,406
Leasehold improvements	1,190,040
Equipment	74,410
Furniture	256,986
Total cost	1,763,842
Less accumulated depreciation and amortization	921,635
Total cost, net of accumulated depreciation and amortization	$ 842,207

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three tier hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2017, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

7. Income Taxes

The components of income tax expense for the year ended December 31, 2017 are as follows:

	Current	Deferred	Total
Federal	$ 8,247,242	$ 874,898	$ 9,122,140
State and local	2,662,664	(49,232)	2,613,432
	$ 10,909,906	$ 825,666	$ 11,735,572

The Tax Cuts and Jobs Act was enacted in December 2017. The new legislation reduced the federal tax rate from 35% to 21% effective January 2018. As a result, $780,173 income tax expense was charged to the continuing operation related to the re-measurement of deferred tax assets at the lower statutory rate.

At December 31, 2017, the Company's re-measured deferred tax asset is $1,594,691, which primarily relates to accrued bonus compensation not yet deductible for tax purposes. At December 31, 2017, the Company did not have a valuation allowance for the deferred tax asset as it is more likely than not that it will be fully realized.

The Company had an effective tax rate of 45.83%, which is different from the federal statutory rate of 35.00% due primarily to state and local taxes and the deferred tax charge as the result of the enactment of the Tax Cuts and Jobs Act.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial

statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

In 2017, the Company reserved $958,044 of income taxes, which includes $169,846 of interest charge, related to state jurisdictions for which the Company will enter into voluntary disclosure programs with.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). Except for the state income taxes disclosed above, the Company determined no uncertain tax position existed as of December 31, 2017. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next twelve months.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended December 31, 2017, the Company did not accrue any interest or penalties except for the interest charge relating to the state taxes disclosed above.

During 2014, the Internal Revenue Service commenced an audit of the Company's federal tax returns for the 2013 tax year. The Company and its appointed tax consultants have addressed all initial inquiries and have not received any subsequent requests or communication on this matter. At December 31, 2017 the statute of limitations for the 2013 tax year has expired.

During 2017, the Internal Revenue Service commenced an audit of the Company's federal tax returns for the 2015 tax year. The Company and its appointed tax consultants have addressed all initial inquiries and communications and have not received any subsequent requests or communication on this matter. This audit is still open as of December 31, 2017.

8. Commitments and Contingencies

The Company subleases office space under an Amended and Restated Sublease with DNB Bank ASA, New York Branch, dated as of September 1, 2015, the lease term of which commenced on September 1, 2015 and will expire on May 14, 2021.

As of December 31, 2017, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31:

2018	$ 391,032
2019	391,032
2020	391,032

Thereafter	260,688
Total minimum future rental payments	$ 1,433,784

Rent expense, including utilities, maintenance and repairs, was $558,091 for the year ended December 31, 2017, which is included in Rent and occupancy expense on the Statement of Operations.

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GS&C for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2017, no amounts were recorded under such agreement as no loss exists.

Litigation

On January 29, 2016, the Company was named as an additional defendant in a class action, originally filed in August 2015. The action alleges material misstatements and omissions in connection with a series of equity and note offerings by Plains All American Pipeline, LP ("Plains") in 2013 and 2014. The Company was an underwriter in three of those offerings, and was named as a defendant, along with the other members of the underwriting groups for those offerings.

There are two other class actions in which the Company has been named as a defendant; both actions involve offerings by Valeant Pharmaceuticals. One action has been filed in Canada and one in the U.S. The Company was an underwriter in the relevant offerings and it is alleged that the offering documents were materially untruthful or incomplete.

Although the Company has no reason at this time to believe that the these class actions have merit, the Company's liability, in the event of any judgment or settlement, would be proportionate to the amount of securities allocated to the Company in those offerings. In all three class actions the Company, along with the other underwriters, is indemnified by the relevant issuer for its proportionate share of any judgment or settlement and legal fees incurred in defending the litigation.

Guaranteed Compensation

The Company has a guaranteed compensation arrangement with one employee, with payments to occur in 2018 and 2019. The payments are subject to the employee satisfying all conditions of

the offer letter at each payment date. The Company did not have any guaranteed compensation agreements during the year ended December 31, 2017.

Investment Banking Activities

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2017, and were subsequently settled had no material effect on the financial statements as of that date.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 12% of the employees' salary, capped at the annual deferral limit, as defined. The Company made contributions that totaled $411,720 for the year ended December 31, 2017. This amount is included in Employee compensation and benefits on the Statement of Operations.

Eligible employees participate in a noncontributory defined benefit pension plan administered by DNB Bank ASA, New York Branch. The cost for the Company for the year ended December 31, 2017 was $491,887 and is included in Employee compensation and benefits on the Statement of Operations.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory services. No losses have occurred in such accounts during the year ended December 31, 2017.

11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2017, the Company had net capital of $121,876,751 which exceeded the regulatory requirement by $121,626,751. In accordance with the exemptive requirements of Section k(2)(i) SEC Rule 15c3-3, the Company has segregated $106,459 in a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement. At December 31, 2017, the Company did not have any payables to customers related to the Client Commission Agreement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GS&C, or proprietary accounts of brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GS&C, which require, among other things, that GS&C perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

12. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued an update for a one-year deferral of the effective date, with an option of applying the standard on the original effective date, which for the Company is the start of the 2018 fiscal year.

The Company began implementing the new guidelines of the revenue recognition standard at the start of the 2018 calendar year. The objective of the new revenue recognition standard is to establish more useful information in terms of the nature, timing, amount and uncertainty of revenue from contracts with customers.

In August 2016, the FASB issued guidance which amends the existing accounting standards for the classification of certain cash receipts and cash payments on the statement of cash flows. The Company is required to adopt the guidance at the start of 2019 fiscal year. The Company is currently evaluating the impact of this guidance on its Financial Statements.

13. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the financial statements and found no material impact to the Company's financial condition, results of operations or cash flows.

Supplemental Schedules

DNB Markets, Inc.

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2017

Net Capital

Total stockholder's equity	$	108,912,860
Subordinated borrowings		25,000,000
		133,912,860
Less non-allowable assets:		
Investment banking and advisory fees and other receivables		4,533,663
Accounts receivable		59,266
Current and deferred tax asset, net		4,492,785
Fixed assets		842,207
Prepaid expenses and other assets		168,188
Total Non-Allowable		10,096,109
Tentative net capital		123,816,751
Haircuts on securities		1,940,000
Total net capital	$	121,876,751
Minimum net capital requirement		
(Alternative– $250,000 net capital requirement)	$	250,000
Net capital in excess of minimum requirement	$	121,626,751

There were no material differences between the preceding computations included in the most recent unaudited Part IIA of Form X-17a-5 as of December 31, 2017.

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements

December 31, 2017

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Securities and Exchange Act of 1934. The Company maintains a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement, and therefore is not required to make a reserve requirement computation.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company introduces all customers to a registered clearing broker on a fully disclosed basis, and therefore is not required to make a reserve requirement computation.

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Information for Determination of Possession or Control of Securities

December 31, 2017

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company does not hold customer funds or safe-keep customer securities, and therefore is not required to make a computation of possession or control of securities.